TREVENA, INC.

1018 West 8th Avenue, Suite A

King of Prussia, PA 19406

January 5, 2016

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scot Foley

Re:                             Trevena, Inc.

Registration Statement on Form S-3

SEC File No. 333-208538

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 9:30 a.m., New York City time, on January 7, 2016 or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Derek Colla of Cooley LLP, counsel to the Registrant, at (202) 842-7849.  Thank you very much for your consideration of this request.

Trevena, Inc. (the “Company”) hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John M. Limongelli
John M. Limongelli, Esq.
Senior Vice President, General Counsel and Corporate Secretary